November 17, 2011

U.S. Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549

Attn: Ms. Cecilia Blye

            RE:         Flowserve Corporation

                            Form 10-K for the Fiscal Year Ended December 31, 2010

                            Filed February 23, 2011

                            File No. 1-13179

Dear Ms. Blye:

Flowserve Corporation, a New York corporation (the “Company”), hereby transmits this letter in response to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its comment letter dated November 1, 2011 (the “Comment Letter”), with respect to the Company’s Annual Report on Form 10-K (File No. 1-13179) (the “2010 Form 10-K”), which was addressed to Mark A. Blinn, President and Chief Executive Officer of the Company.

This letter sets forth the Company’s responses to the Staff’s comments set forth in the Comment Letter. For convenience, the headings and numbered paragraphs below correspond to those in the Comment Letter, with the Staff’s comments presented in bold face. We are also sending a copy of this letter via overnight delivery to your attention.

General

1.	We are aware of public releases dated October 3, 2011 by OFAC and BIS stating that you have indirectly engaged in unlicensed export of goods to Iran, Sudan, and Syria, and in transactions involving property in which Cuba or a Cuban national had an interest. As you know, Cuba, Iran, Sudan, and Syria are identified by the State Department as state sponsors of terrorism, and are subject to U.S. economic sanctions and export controls. Please describe to us any past, current, and anticipated contacts with Cuba, Iran, Sudan, and Syria, whether through subsidiaries, affiliates, joint ventures, distributors, resellers, or other direct or indirect arrangements, since your letter to us dated June 30, 2008. Your response should describe any products, equipment, components, technology, or services that you have provided into each of the referenced countries, directly or indirectly, and any agreements, commercial arrangements, or other contacts with the governments of the referenced countries or entities controlled by them. Tell us also the projected timeframe for satisfaction of your existing contracts, commitments, and warranty obligations associated with the referenced countries.

U.S. Securities and Exchange Commission

November 17, 2011

We note the Staff’s comment and, in response, we note that as previously disclosed in our prior public filings, due to the growing political uncertainties and risks associated with certain of our independent foreign subsidiaries conducting business operations and sales under their own local authority, in 2006 we began a voluntary withdrawal, on a phased basis, from conducting new business through our foreign subsidiaries and their locally-selected sales representatives in Iran, Sudan and Syria. While these foreign subsidiaries began a phased voluntary withdrawal from conducting new business in these three countries, they continued to honor certain existing contracts, commitments and warranty obligations that they believed to be in compliance with U.S. laws and regulations.

We have monitored the progress of the phased withdrawal program since its inception in 2006, and we have updated our public disclosures, as appropriate, to reflect its progress. Since our letter to you dated June 30, 2008, the aggregate amount of business done by our foreign subsidiaries in the referenced countries has decreased each year. As previously disclosed in the 2010 Form 10-K, the aggregate amount of business with the referenced countries accounted for less than 0.5% of the Company’s consolidated revenues for the fiscal year ended December 31, 2010, and this percentage is expected to decrease further for the 2011 fiscal year.

To the best of our knowledge, based on information provided by our foreign subsidiaries, these pre-existing contracts, commitments and warranty obligations relate to process pumps, valves, valve actuators, mechanical seals and certain other fluid handling products and parts (and related support services) sold primarily to oil and gas industry customers as well as other commercial applications, such as water and steam handling and other industrial uses, in these countries through commercial agreements independently negotiated by our foreign subsidiaries. Sales of these products and parts were made to private and public companies, particularly in the oil and gas industry, some of which are believed to be partly or wholly-owned by the referenced governments.

With respect to the projected timeframe for satisfaction of our foreign subsidiaries’ existing contracts, commitments and warranty obligations associated with the referenced countries, the Company’s foreign subsidiaries anticipate that the last phase of the withdrawal will be completed by the end of December 2011. Thereafter, it is expected that our foreign subsidiaries will have resolved all known remaining commitments, contracts and warranty obligations involving product shipments. We will update our public disclosures, as appropriate, as the phased withdrawal progresses towards completion.

Aside from the limited number of transactions engaged in by certain of our foreign subsidiaries that were included in our voluntary export disclosures made to the Departments of Commerce and Treasury, to the best of our knowledge, there have been no additional sales to Cuba by the Company or any of its subsidiaries. As previously noted in our letter to the Staff dated November 7, 2006, it is contrary to Company policy for any operation of the Company, whether foreign or domestic, to engage in any business activities or transactions with Cuba.

U.S. Securities and Exchange Commission

November 17, 2011

2.	Please confirm that you will disclose the nature of the apparent violations related to each of Cuba, Iran, Sudan, and Syria, and the terms of your settlement with each of OFAC and BIS, in appropriate future filings.

We note the Staff’s comment and, in response, we direct the Staff’s attention to Note 11. “Legal Matters and Contingencies” in our Quarterly Report on Form 10-Q for the quarter ended September 30, 2011 (“3Q 10-Q”), where we disclosed that we had entered into settlement agreements with both OFAC and BIS. Both of these settlement agreements were the subject of agency press releases, and certain settlement documents were made available to the public in the OFAC Civil Penalty and BIS Online FOIA Reading Rooms1. The terms of the Company’s settlements with OFAC and BIS were set forth in the 3Q 10-Q as well as the above referenced publicly available documents. As described in our prior public disclosures concerning our voluntary self-disclosures2 and the public documents posted by OFAC and BIS online, the nature of these violations included the unlicensed shipments of pumps, valves, valve actuators, seals and other fluid handling products and parts to the referenced countries as well as other countries.

As requested by the Staff, we confirm that we will again disclose in our Annual Report on Form 10-K for the year ended December 31, 2011 the nature of the apparent violations related to each of the sanctioned countries and the publicly available terms of our settlements with each of OFAC and BIS, consistent with our prior public disclosures and the releases of OFAC and BIS referenced above.

**********

[1]

For reference, please see: http://www.bis.doc.gov/news/2011/bis_press10032011.htm (BIS press release) http://efoia.bis.doc.gov/exportcontrolviolations/tocexportviolations.htm (BIS FOIA Reading Room (Cases E2228-E2238)) http://www.treasury.gov/resource-center/sanctions/CivPen/Documents/flowserve09302011.pdf (OFAC Civil Penalty & Enforcement press release)

[2]

Please see, for example, the Company’s disclosure contained in its Current Report on Form 10-Q for the quarter ended June 30, 2011 under Note 11. “Legal Matters and Contingencies”: “Based on our review of the data collected, during the self-disclosure period of October 1, 2002 through October 1, 2007, a number of process pumps, valves, mechanical seals and parts related thereto were exported, in limited circumstances, without required export or reexport licenses or without full compliance with all applicable rules and regulations to a number of different countries throughout the world, including certain U.S. sanctioned countries.”

U.S. Securities and Exchange Commission

November 17, 2011

The Company hereby acknowledges that:

(i)	it is responsible for the adequacy and accuracy of the disclosure in the filing;

(ii)	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

(iii)	it may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your continued cooperation regarding this matter. Please contact me at (972) 443-6543 with any questions regarding the foregoing responses or if you have any other questions.

Sincerely,

/S/ RONALD F. SHUFF

Ronald F. Shuff

Senior Vice President and General Counsel

Flowserve Corporation

cc:     M. A. Blinn

          R. J. Guiltinan

          S. E. Sullivan

          L. E. Alverson